SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2026

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ITALY'S TOP COURT CONFIRMS AGCM (COMPETITION AUTHORITY) DISCRIMINATED AGAINST RYANAIR

ORDERS FULL REPAYMENT OF €4.2M FINE PLUS INTEREST TO RYANAIR

Ryanair, Europe's No.1 airline, today (Wed 13 May) called on Italy's Prime Minister Giorgia Meloni to urgently reform the Italian Competition Authority (AGCM) to address the perception of bias following today's ruling by the Italian Council of State which exposed discriminatory and unlawful conduct by the AGCM towards Ryanair.

Italy's Council of State, today issued a final and binding judgment annulling the €4.2m AGCM fine imposed on Ryanair in 2021 in relation to Covid flight cancellations. Crucially, the Court found that the AGCM had discriminated against Ryanair by rejecting its proposed commitments without dialogue, while accepting similar commitments from other airlines, including Alitalia, Vueling and Blue Panorama. The Council of State held that the AGCM's conduct breached core principles of administrative and competition law, stating that the AGCM's discretion had been exercised "in a manner inconsistent with the principles of coherence, reasonableness and non-discrimination".

These findings are deeply damaging to the AGCM's reputation, and provide a damning context to the AGCM's bizarre €256m fine imposed on Ryanair, for its direct distribution policy, which ignored the precedent ruling of the Milan Court of Appeal in Jan 2024. In that judgment, the Milan Court of Appeal confirmed that Ryanair's direct distribution model:

●
"undoubtedly benefit[s] consumers" by leading to lower fares
●
is "economically justified in terms of containing operating costs, and eliminating the costs associated with intermediation in ticket sales"
●
"contribute[s] to…a direct channel of communication…for any possible need for information and updates on flights".

The Council of State's ruling that the AGCM discriminated against Ryanair, raises serious questions about whether the AGCM staff can be trusted or relied upon to act objectively, consistently and in accordance with judicial precedent, particularly where Ryanair is concerned.

Ryanair has appealed the legally flawed €256m AGCM ruling and is confident that, as in the above Covid cancellation case, the Italian courts will again uphold the rule of law, and overturn another unsound and flawed AGCM fine in a case involving Ryanair.

Ryanair's Michael O'Leary said:

"Today's binding ruling by the Council of State raises serious questions about the AGCM's impartiality and its treatment of Ryanair. The Court ruled that the AGCM discriminated against Ryanair by applying different standards than it did to other airlines in equivalent cases, which is in clear breach of the basic principles of justice.

These findings are deeply damaging to the AGCM's reputation, and give clear context to the AGCM's bizarre Dec 2025 €256m fine (for our direct distribution policy), which contradicts the clear precedent ruling of the Milan Court of Appeal in January 2024, where Ryanair's direct distribution model was found to 'undoubtedly benefit consumers' and deliver competitive fares. Ryanair has appealed this legally flawed AGCM fine and is confident that, once again, the Italian courts will uphold the rule of law, respect judicial precedent, and overturn another unlawful AGCM ruling. We call on Prime Minister Giorgia Meloni to urgently reform the AGCM to ensure it acts fairly and in the best interest of consumers, rather than unfairly targeting Ryanair with baseless claims and unlawful fines."

ENDS

For further info
please contact:	Ryanair Press Office
Tel: +353-1-9451799
press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 13 May, 2026

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary